NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

June 29, 2007

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company") :

- copy of the official notice of June 29, 2006 to the SWX Swiss Exchange; and
- copy of the e-mail of June 29, 2007 to the SWX Swiss Exchange,

both relating to the reduction of the share capital of Nestlé S.A., as well as

- copy of the e-mail of June 29, 2006 to the SWX Swiss Exchange relating to the cancellation of the reserve shares of Nestlé S.A. following the reduction of the share capital of Nestlé S.A.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 27 19; e-mail : michele.burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

http://www.swx.com/information/official_notices/text/2007/07/28455e.txt - Microsoft Int...

Official Notice

Nr: 28455
Title: Reduction of share capital -NESN-
Valor-No.: 120'5604
ISIN: CH0012056047

Destruction of shares
Datum B.Umstel.: 03.07.07
Ex-Datum; Z.dat.:
Neue Anz. Akt.: 393'072'500
Bruttobetrag:
Coupon-Nr.:
Alter Nennwert:
Neuer Nennwert:

Allfällige weitere Bemerkungen:
Reduction of the share capital of CHF 400'735'700 to newly CHF 393'072'500 through cancellation of 7'663'200 registered shares with a nominal value of CHF 1 each, as resolved by the Annual General Meeting of April 19, 2007; the change should be implemented on the Exchange on July 3, 2007

Date: 03.07.2007

03.07.2007 28455e	Nestlé S.A. CH0012056047 Reduction of share capital -NESN-
03.07.2007 28454 28454f	UBS AG CH0004665078 BANCO BILBAO VIZCAYA ARGENTARIA SA
02.07.2007 first38045	SWX Swiss Exchange First Listing 02.07.2007
02.07.2007 28452e	ABN AMRO Bank NV CH0028926100 STOP LOSS EVENT -NATMH-
02.07.2007 28450	Bank Vontobel AG CH0026939196 ** Korrigenda ** VONCERT auf "Italian Financials" Basket -VZITF-
02.07.2007 28449 28449f	UBS Investment Bank CH0023083618 UBS AG Jersey Branch 0 % Exchangeable Bonds 2005 - 2008 auf

Group Legal Intranet (2) Group Legal Intranet (3)

Start Address 15:59

Burger,Michele,VEVEY,FC-JUR

From:	Burger,Michele,VEVEY,FC-JUR
Sent:	Friday,29. June 2007 14:29
To:	'meldepflichten@swx.com'
Cc:	'cinzia.saraco@swx.com'
Subject:	5.04 - Nestlé S.A. - ISIN CH0012056047 - Decrease of share capital
Attachments:	001.PDF; extrait.pdf; statuts.pdf

001.PDF (483 KB) extrait.pdf (935 KB) statuts.pdf (1 MB)

Dear Madam, dear Sir,

Further to our official notice of today relating to the decrease of the share capital of Nestlé S.A. (sent to you by email), please find attached hereto a copy of the

- Extracts from the Commercial Registers of Moudon / Zug
- Articles of Association of Nestlé S.A. (in French)

Should you have any questions or require further information, please do not hesitate to contact us.

Yours truly,

Michèle Burger
General Counsel Corporate
Nestlé S.A.
Tel +41 21 9242719 Fax +41 21 9244592 michele.burger@nestle.com

From: Burger,Michele,VEVEY,FC-JUR
Sent: Friday,29. June 2007 14:54
To: 'meldepflichten@swx.com'
Subject: Nestlé S.A. - 5.05 - Reserve shares

Dear Madam, dear Sir,

Please be informed that by the reduction of the share capital of Nestlé S.A. through cancellation of registered shares (official notice of today to zulassung@swx.com), all of Nestlé S.A.'s remaining 4'766'300 shares have been cancelled. Nestlé S.A. does not hold any reserve shares any more.

Should you have any questions or require further information, please do not hesitate to contact us.

Yours truly,

Michèle Burger
General Counsel Corporate
Nestlé S.A.
Tel +41 21 9242719 Fax +41 21 9244592
michele.burger@nestle.com

ARTICLES OF ASSOCIATION of NESTLÉ S.A.

I. Name, Object, Duration, Registered offices

Article 1

Corporate name

The Company is a company limited by shares incorporated and organised in accordance with the Code of Obligations of the Swiss Confederation. Its corporate name is:

Nestlé S.A.
Nestlé AG
Nestlé Ltd.

Article 2

Object

[1] The object of the Company is to participate in industrial, commercial and financial enterprises in Switzerland and abroad, particularly in the food and related industries.

[2] The Company may itself establish such undertakings or participate in, finance and promote the development of undertakings already in existence.

[3] The Company may enter into any transaction which, in the opinion of its Board of Directors, is conducive to its object or suitable for the investment of its available funds.

Article 3

Duration

The duration of the Company is unlimited.

Article 4

Registered offices

The registered offices of the Company are situated in Cham and Vevey, Switzerland.

* *This is an unofficial translation. In case of doubt or differences of interpretation the official French and German versions of the Articles of Association shall prevail over the English text.*

II. Share Capital

Article 5

The share capital is CHF 393 072 500 (CHF three hundred ninety three million and seventy two thousand five hundred) divided into 393 072 500 fully paid up registered shares having a nominal value of CHF 1 each.

Share capital

Article 5 bis

Conditional share capital

1 By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10 000 000 (CHF ten million), by the issue of a maximum of 10 000 000 registered shares having a nominal value of CHF 1 each.

2 Holders of convertible debentures resulting from future convertible loans or of option rights resulting from future issues of bonds with warrants attached shall be entitled to acquire the new shares.

3 The preferential subscription right of the shareholders is withdrawn for these new shares.

4 The new shares shall be subject, as soon as they are issued by the exercise of conversion or option rights, to the restrictions set forth in Article 6.

5 The right of the shareholders to subscribe in priority the convertible debentures or bonds with warrants attached when they are issued may be limited or withdrawn by the Board of Directors, if:

a) an issue by firm underwriting by a consortium of banks with subsequent sale to the public seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue ;

or

b) the convertible debentures or bonds with warrants attached must be issued in connection with the acquisition of businesses or parts of businesses or with participations.

6 Any convertible debentures or bonds with warrants attached which the Board of Directors decides not to offer for prior subscription to the shareholders shall be subject to the following conditions:

a) Conversion rights may be exercised only during a maximum of 15 years, and option rights only during 7 years from the date of issue of the relevant loan.

b) The new shares shall be issued according to the applicable conversion or option conditions. The convertible debentures or bonds with warrants attached must be issued pursuant to the usual market conditions (including the usual market conditions with regard to protection against dilution). The conversion or option price must be not less than the average of the closing price of the shares paid on the SWX Swiss Exchange during the 5 days preceding the determination of the final issue conditions for the relevant debentures or bonds with warrants attached.

Article 6

Shares; Share registe exercise of rights; restrictions under the Articles of Associatio

1 The Company shall issue registered shares or certificates covering several registered shares, which are issued in the name of the owner.

2 The share certificates shall be signed by two members of the Board of Directors. Both signatures may be affixed in facsimile.

3 The Company shall maintain a Share Register showing the name and address of the holders or usufructuaries. Any change of address must be reported to the Company.

4 The Share Register will contain two headings: "shareholders without the right to vote" and "shareholders with the right to vote". Only persons who have been duly entered under one of those two headings will be recognised by the Company as shareholders or usufructuaries. Only such persons will be authorised as against the Company to exercise the rights conferred by their shares, subject to the restrictions set forth in Article 6 par. 6, and Article 14 of the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote conferred by the shares nor the other rights relating thereto. Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association of the Company.

5 After the acquisition of shares, upon request of the shareholder to be recognised as such, any acquiring party shall be considered as a shareholder without the right to vote, until it is recognised by the Company as a shareholder with the right to vote. If the Company does not refuse the request to recognise the acquiring party within twenty days, the latter shall be deemed to be a shareholder with the right to vote.

6 Subject to Article 14, the following provisions shall be

applicable:

a) No natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital, subject to Article 685d par. 3 of the Code of Obligations. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent this limit, shall be counted as one person.

b) The 3% limit set out above also applies to shares acquired or subscribed by the exercise of subscription, option or conversion rights attached to shares or other securities issued by the Company or by third parties.

c) The foregoing limit does not apply in the case of subscriptions of reserve shares issued by the Company or an acquisition through exchange of shares.

d) Subject to the provisions of letter e) below, the Board of Directors may refuse to enter the shares in the Share Register if, when requested to do so by the Board, the acquiring party has not specifically declared that the shares have been acquired in its own name and for its own account.

e) In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions allow fiduciary registrations and also depart from the 3% limit set out above.

f) After hearing the interested party, the Board of Directors may cancel, with retroactive effect, the registration of shareholders holding shares in contravention of the preceding rules.

7 The registrations appearing in the Share Register twenty days prior to the date of the General Meeting of Shareholders shall determine the right to participate in and the right to represent shareholders at the General Meetings (art. 14).

Article 7

Dematerialised shares

1 The Company may cease printing and supplying certificates. A shareholder shall however have the right to demand at any time that a certificate for his shares be printed and supplied at no cost.

2 Shares not represented by a certificate, and the rights attached to such shares but not represented by a certificate, may only be transferred by deed. In order to be valid, the deed must be notified to the Company.

[3] Shares or the rights attached thereto not represented by a certificate, which a bank has been instructed by the shareholder to administer, may only be transferred through that bank and pledged in favour of such bank.

Article 8

Notices

Without prejudice to the special notice required under Article 696 par. 2, of the Swiss Code of Obligations, all notices required by law and all notifications to be made by the Company shall be considered duly made if published in the "Feuille Officielle Suisse du Commerce" in Berne.

III. Organisation of the Company

A. General Meeting

Article 9

Powers of the General Meeting

[1] The General Meeting of shareholders is the supreme authority of the Company.

[2] Its decisions, if in accordance with the law and these Articles of Association, shall be binding on all shareholders.

Article 10

Ordinary General Meeting

The Ordinary General Meeting of shareholders shall be held each year within six months of the close of the financial year of the Company.

Article 11

Convening General Meetings

[1] General Meetings shall be convened by the Board of Directors or, if necessary, by the Auditors, as well as in the other cases foreseen by law.

[2] The Board of Directors shall, if so requested by a General Meeting or at the request in writing, specifying the items and proposals to appear on the agenda, of one or more shareholders with the right to vote representing in aggregate not less than one tenth of the share capital, convene an Extraordinary General Meeting. The Extraordinary General Meeting shall be held within forty days of such request.

Article 12

Notice of General

[1] Ordinarv or Extraordinarv General Meetinos shall be convened

by notice appearing in the gazette referred to in Article 8 not less than twenty days before the date fixed for the Meeting.

Meetings

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a General Meeting of shareholders be convened (art. 11) or that items be included in the agenda (art. 20).

Article 13

Presiding officer; Minutes

1 The Chairman or any member of the Board of Directors shall preside at General Meetings.

2 Minutes of General Meetings shall be kept by the Secretary of the Board of Directors.

Article 14

Voting rights; Proxies

1 Each share confers the right to one vote. The right to vote is subject to the conditions of Article 6.

2 Each shareholder entered in the Share Register as a shareholder with the right to vote may have its shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote.

3 At General Meetings no shareholder may, for the aggregate of the shares held or represented by him, exercise, directly or indirectly, his voting right in excess of 3% of the total share capital. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as natural persons or legal entities acting in concert with a view to circumventing such a limit, shall be counted as one shareholder.

4 The foregoing limit does not apply to shares received and held by a shareholder pursuant to an acquisition as referred to in Article 6 par. 6 lit. c).

5 In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors may by means of regulations or agreements with banks depart from the limit foreseen in this Article. It may also depart from such a limit within the framework of the regulations or agreements referred to in Article 6 par. 6 lit. e). In addition, this limit shall not apply to the exercise of voting rights pursuant to Article 689c CO regarding representation by a member of the corporate bodies and by an independent person.

Article 15

Quorum and

1 General Meetings shall be duly constituted irrespective of the

number of shareholders present or of shares represented, except as otherwise provided in the Articles of Association.

decisions;
1. In general

[2] Subject to the provisions of Articles 16 and 17 below, General Meeting resolutions and elections shall be decided on a straight majority of the shares represented. In case of a tie, elections shall be decided by lot; on other matters the Chairman of the meeting shall have a casting vote.

[3] This Article is subject to any contrary and mandatory provisions of the law.

Article 16

2. Special Quorum

[1] Shareholders representing at least one half of the share capital shall have to be present in order to:

- change the corporate name,
- broaden or restrict the scope of the Company's business,
- transfer the registered offices,
- merge with another company,
- issue preference shares,
- cancel or modify the preferential rights attached to such shares,
- issue or cancel profit sharing certificates.

[2] Whenever at a first General Meeting less than half of all the shares are represented, a second General Meeting may be held immediately following the first at which, irrespective of the number of shares represented, decisions may validly be taken by a straight majority of the votes cast.

Article 17

3. Special Quorum and qualified Majority

[1] Shareholders representing at least two thirds of the total share capital shall have to be present in order to amend the provisions of the Articles of Association relating to the registration of the voting right (Art. 6 par. 6), the limit on voting rights at General Meetings (Art. 14 par. 3, 4 and 5), the number of Directors (Art. 22) and the term of office (Art. 23), as well as to transfer the registered offices abroad, wind up the Company and remove more than one third of the Directors.

[2] Such decisions require a majority of three quarters of the shares represented at the General Meeting.

Article 18

Voting and elections

Without prejudice to the principle set forth in the first paragraph of Article 14, votes shall be taken on a show of hands unless a secret ballot be ordered by the Chairman of the meeting or requested by

the majority of the shareholders present.

Article 19

Items not on the agenda

No resolution shall be passed at a General Meeting on matters which do not appear on the agenda except for:

- a resolution convening an Extraordinary General Meeting; or
- the setting up of a special audit.

It shall not be necessary to include in the notice convening a General Meeting items on which no vote will be taken.

Article 20

Rights of shareholders to complete agenda

One or more shareholders with the right to vote whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Article 21

Specific powers of the General Meeting

The following powers shall be vested exclusively in the General Meeting:

a) to approve the annual report and the annual financial statements of the Company;

b) to approve the consolidated financial statements of the Group;

c) to grant the release to the Board of Directors and to the management;

d) to decide on the appropriation of profits resulting from the balance sheet of the Company and in particular to determine the amount of the dividend;

e) to elect and remove the members of the Board of Directors, the Auditors of the annual financial statements of the Company and the Auditors of the consolidated financial statements of the Group;

f) to adopt and amend the Articles of Association;

g) to take all decisions which by law or under the Articles of Association are within the jurisdiction of the General Meeting.

B. Board of Directors

Article 22

The Board of Directors shall consist of at least seven but not more than nineteen members who must be shareholders. Number of Directors

Article 23

Term of office

1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.

2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.

3 If, before the expiry of their term of office, Directors should for any cause whatsoever be replaced, the term of office of the newly elected Directors shall expire at the end of the normal term of office of their predecessors.

4 Retiring Directors may be re-elected immediately.

5 A year shall mean the period running between one Ordinary General Meeting and the next.

Article 24

Organisation of the Board; Remuneration

1 The Board of Directors shall elect its Chairman and one or two Vice-Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.

2 The Board of Directors shall define in the By-laws pursuant to Art. 28 par. 2 its organisation and the assignment of responsibilities.

3 The members of the Board of Directors are entitled to a directors' fee for their activities the amount of which is fixed by the Board of Directors.

Article 25

Convening meetings; Resolutions

1 The Board of Directors shall meet when convened by the Chairman.

2 The Chairman or any member of the Board designated by the Chairman shall immediately convene a meeting of the Board at the written and substantiated request of any member of the Board of Directors.

3 Resolutions and elections shall be decided on a straight majority of the members present at the meeting; in case of a tie the Chairman shall have a casting vote.

4 Unless a member requests discussion, resolutions of the Board may be properly taken in the form of a motion approved in writing (by letter, facsimile or otherwise) by a majority of the members of the Board.

Article 26

The Board of Directors shall conduct all the business of the Company to the extent that it is not within the jurisdiction of the General Meeting or not delegated pursuant to the By-laws as set forth in art. 28 par. 2.

Powers of the Board in general

Article 27

The Board of Directors has the following non-transferable and inalienable duties:

Specific powers of the Board

a) the ultimate direction of the business of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;

b) the determination of the organisation in the By-laws pursuant to art. 28 par. 2;

c) the determination of accounting and financial control principles;

d) the appointment and removal of the persons entrusted with the management and the granting of signatory powers to persons representing the Company;

e) the ultimate supervision of the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;

f) the preparation of the management report in accordance with the provisions of the law;

g) the preparation of General Meetings and the carrying out of its resolutions;

h) the determination of the manner in which the dividend shall be

paid;

i) the opening and closing of branch offices;

j) the notification of the court in case of overindebtedness.

Article 28

Delegation of powers

[1] The Board of Directors may appoint from amongst its members a Committee entrusted with the preparation and execution of its decisions or the supervision of specific parts of the business. The Board of Directors shall ensure that it is kept properly informed.

[2] The Board of Directors may in accordance with the By-laws delegate all or part of the management to one or more of its members, to the Committee, or to third parties.

Article 29

Management; Power to sign on behalf of the Company

The Board of Directors may authorise Executive Vice-Presidents, Senior Vice-Presidents, Vice-Presidents, Assistant Vice-Presidents, "Fondés de pouvoirs", "Mandataires commerciaux" and other officers to sign on behalf of the Company. Authority may be granted to sign individually or jointly.

C. Auditors

Article 30

Number of Auditors; Term of office

The General Meeting shall appoint, for a term of three years, one or more Auditors of the annual financial statements of the Company and one or more Auditors of the consolidated financial statements of the Group, which shall be independent from the Company and meet the special professional standards required by law.

Article 31

Rights and duties of Auditors

The Auditors shall verify the annual financial statements of the Company, as well as the consolidated financial statements of the Group, and shall submit their reports to the General Meeting. Their rights and duties shall be as laid down by the Swiss Code of Obligations.

IV. Business Report and Appropriation of profit resulting from the balance sheet

Article 32

Financial year

The financial year shall commence on the first day of January and

shall end on the thirty-first day of December.

Article 33

For every financial year the Board of Directors shall prepare a management report consisting of annual financial statements of the Company, of the annual report and consolidated financial statements of the Group. Management report

Article 34

Subject to any mandatory provisions of the law, the General Meeting shall be free to determine the appropriation of the profit resulting from the balance sheet of the Company. Appropriation of profit resulting from the balance sheet of the Company

V. Reserve

Article 35

The General Meeting shall determine how the general reserve shall be used. Use of the general reserve

VI. Transitional Provision

Article 36

1 The Board of Directors is mandated to draft a proposal for a complete revision of the Articles of Association of the Company. Transitional Provision

2 The revision of the Articles of Association of the Company will be submitted to the shareholders at the Annual General Meeting 2007 or later. The shareholders' resolution on such revision shall be passed by two thirds of the votes represented at that meeting; the supermajority and quorum requirements of Arts. 16 and 17 shall not apply to such a vote.

END

ARTICLES OF ASSOCIATION AMENDED BY THE ORDINARY GENERAL MEETING OF APRIL 19, 2007